P.E. 11/30/01



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K/A

Amendment No.1 to Form 6-K dated November 19,2001



REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2001
SK Telecom Co., Ltd.
99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✔ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✔

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________ .)

This Form 6-K is hereby incorporated by reference into and as a part of our Resistration Statement on Form F-3(Registration Statement No 333-14102)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, November 26, 2001

By 

Name : Joon H. Chang
Title: Manager



110-110. 서울특별시 종로구 서린동 99
99, Seorin-dong, Jongro-gu, Seoul, 110-110, Korea

Report to the United States Securities and Exchange Commission

Re : Notice on the Third Quarter Result.

SKT Announced its non-consolidated financial statements(Korean GAAP) for the nine months ended september 30, 2001 and independent accountants' review report.

The unaudited interim financial information as of and for the nine-months ended September 30, 2001 was prepared using standards for preparing quarterly and semi-annual financial statements in Korea (Korean Interim Reporting Standards), which differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The significant differences are described in Note 26 to the consolidated financial statements included in Form 20-F filed on July 2, 2001 and additionally described below.

Consolidation of Subsidiaries

Under Korean Interim Reporting Standards, the accounts of subsidiaries are not consolidated, and investments in subsidiaries and affiliates are accounted for using the equity method of accounting.

Under US GAAP, Statement of Financial Accounting Standards ("FAS") No. 94 "Consolidation of All Majority-Owned Subsidiaries" generally requires consolidation of all majority-owned subsidiaries in interim and year-end financial statements.

SK TELECOM CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2001 AND 2000

	In millions of Korean won		In thousands of U.S. dollars	
	2001	2000	2001	2000
			(Note 2)	
		(not reviewed)		(not reviewed)
A S S E T S				
CURRENT ASSETS				
Cash and cash equivalents (Note 10)	₩9,335	₩13,205	$7,170	$10,142
Short-term financial instruments (Note 10)	67,479	378,841	51,827	290,969
Marketable securities (Note 2)	349,867	683,793	268,715	525,187
Accounts receivable - trade (net of allowance for doubtful accounts of ₩65,978 million in 2001 and ₩96,800 million in 2000) (Notes 2 and 19)	860,745	740,333	661,094	568,612
Short-term loans (net of allowance for doubtful accounts of ₩122 million in 2001 and ₩83 million in 2000) (Notes 2, 5 and 19)	12,077	13,100	9,276	10,061
Accounts receivable - other (net of allowance for doubtful accounts of ₩49,686 million in 2001 and ₩15,712 million in 2000) (Notes 2, 10 and 19)	599,328	136,410	460,313	104,770
Inventories (Note 2)	5,372	6,725	4,126	5,165
Accrued income and other	84,728	81,381	65,075	62,505
Total Current Assets	1,988,931	2,053,788	1,527,596	1,577,411
NON-CURRENT ASSETS				
Property and equipment, net (Notes 2, 6, 17 and 18)	3,253,461	3,108,346	2,498,818	2,387,363
Intangible assets, net (Note 2)	104,392	68,628	80,178	52,710
Investment securities (Notes 2 and 4)	4,298,860	3,103,713	3,301,736	2,383,804
Long-term loans (net of allowance for doubtful accounts of ₩17,849 million in 2001 and ₩18,016 million in 2000) (Notes 2, 5 and 10)	89,257	114,054	68,554	87,599
Guarantee deposits (Notes 10 and 19)	197,677	117,672	151,826	90,378
Long-term deposits and other	27,278	82,294	20,951	63,206
Deferred income tax assets (Notes 2 and 15)	-	37,336	-	28,676
Total Non-Current Assets	7,970,925	6,632,043	6,122,063	5,093,736
TOTAL ASSETS	₩9,959,856	₩8,685,831	$7,649,659	$6,671,147

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
SEPTEMBER 30, 2001 AND 2000

	In millions of Korean won		In thousands of U.S. dollars	
	2001	2000	2001	2000
			(Note 2)	
		(not reviewed)		(not reviewed)
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable (Notes 10 and 19)	₩660,175	₩581,032	$507,047	$446,261
Short-term borrowings	400,000	100,000	307,220	76,805
Income taxes payable	245,372	169,000	188,458	129,800
Accrued expenses	286,848	183,075	220,313	140,611
Current portion of long-term debt (Notes 7 and 8)	427,637	489,176	328,446	375,711
Other	133,872	130,240	102,820	100,030
Total Current Liabilities	2,153,904	1,652,523	1,654,304	1,269,218
LONG-TERM LIABILITIES				
Bonds payable, net (Notes 2 and 7)	1,490,648	1,008,949	1,144,891	774,922
Long-term borrowings (Notes 8 and 17)	42,393	65,899	32,560	50,614
Facility deposits (Note 9)	50,380	57,178	38,694	43,916
Accrued severance indemnities, net (Note 2)	30,454	75,148	23,390	57,717
Deferred income tax liabilities (Notes 2 and 15)	70,603	-	54,227	-
Other	29,378	32,805	22,564	25,197
Total Long-Term Liabilities	1,713,856	1,239,979	1,316,326	952,366
Total Liabilities	3,867,760	2,892,502	2,970,630	2,221,584
STOCKHOLDERS' EQUITY				
Capital stock (Notes 1 and 11)	44,576	44,576	34,237	34,237
Capital surplus				
Additional paid-in capital (Note 11)	3,736,253	3,736,254	2,869,626	2,869,627
Other capital surplus	12,293	12,293	9,442	9,442
Retained earnings :				
Appropriated (Note 12)	2,297,749	1,390,924	1,764,784	1,068,298
Unappropriated	924,046	684,394	709,713	525,648
Capital adjustments :				
Treasury stock (Note 13)	(794,709)	(5,043)	(610,376)	(3,873)
Loss on valuation of investment securities (Note 2)	(128,925)	(70,069)	(99,021)	(53,816)
Stock options (Note 14)	813	-	624	-
Total Stockholders' Equity	6,092,096	5,793,329	4,679,029	4,449,563
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₩9,959,856	₩8,685,831	$7,649,659	$6,671,147

See accompanying Notes to Non-Consolidated Financial Statements and Independent Accountants' Review Report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

	In millions of Korean won		In thousands of U.S. dollars	
	2001	2000	2001	2000
			(Note 2)	
		(not reviewed)		(not reviewed)
OPERATING REVENUE (Note 19)	₩4,517,132	₩4,320,994	$3,469,379	$3,318,736
OPERATING EXPENSES				
Labor cost	149,672	154,436	114,955	118,614
Commissions paid (Note 19)	761,869	1,293,227	585,153	993,262
Depreciation (Note 2)	774,187	608,334	594,614	467,230
Network interconnection expenses (Note 19)	440,001	452,305	337,942	347,392
Leased line expenses	162,460	173,437	124,777	133,208
Advertising	168,390	153,027	129,332	117,532
Cost of goods sold	1,553	3,716	1,193	2,854
Other	326,791	346,583	250,992	266,193
Sub-total	2,784,923	3,185,065	2,138,958	2,446,285
OPERATING INCOME	1,732,209	1,135,929	1,330,421	872,451
OTHER INCOME :				
Interest income	24,587	35,366	18,884	27,163
Commissions (Note 19)	14,611	18,355	11,222	14,098
Foreign exchange and translation gains (Note 2)	7,999	6,353	6,144	4,879
Reversal of allowance for doubtful accounts	2,520	-	1,935	-
Equity in earnings of affiliates (Note 2)	-	-	-	-
Gain on disposal of property and equipment	1,175	7,484	902	5,748
Other	17,916	48,796	13,760	37,478
Sub-total	68,808	116,354	52,847	89,366
OTHER EXPENSES :				
Interest and discounts	96,614	82,252	74,204	63,174
Donations	61,178	30,226	46,988	23,215
Foreign exchange and translation losses (Note 2)	9,176	2,191	7,048	1,683
Loss on disposal of property and equipment	36,973	22,100	28,397	16,974
Equity in losses of affiliates (Notes 2 and 4)	119,278	119,075	91,611	91,455
Other	46,592	28,177	35,786	21,640
Sub-total	369,811	284,021	284,034	218,141
ORDINARY INCOME	1,431,206	968,262	1,099,234	743,676

(Continued)

SK TELECOM CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

	In millions of Korean won		In thousands of U.S. dollars	
	2001	2000	2001	2000
			(Note 2)	
		(not reviewed)		(not reviewed)
EXTRAORDINARY GAINS				
Gain on insurance settlement and other, net	₩22	₩ -	$17	$-
INCOME BEFORE INCOME TAXES	1,431,228	968,262	1,099,251	743,676
PROVISION FOR INCOME TAXES (Notes 2 and 15) :				
Currently payable	380,680	213,087	292,381	163,661
Deferred	127,590	71,703	97,995	55,071
	508,270	284,790	390,376	218,732
NET INCOME	₩922,958	₩683,472	$708,875	$524,944
INCOME PER SHARE				
(In Korean won and U.S. dollars) (Note 16)	₩10,557	₩7,892	$8.11	$6.06

See accompanying Notes to Non-Consolidated Financial Statements and Independent Accountants' Review Report.

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of SK Telecom Co., Ltd. (the "Company") as of September 30, 2001, and the related non-consolidated statement of income for the nine months then ended (all expressed in Korean won). These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these non-consolidated financial statements based on our review. The non-consolidated financial statements as of and for the nine months ended September 30, 2000, presented here for comparative purposes, were not audited or reviewed.

We conducted our review in accordance with standards for review of interim financial statements in Korea. The standards require that we plan and perform the review to obtain moderate assurance as to whether the interim non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquires of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements as of and for the nine months ended September 30, 2001 are not presented fairly, in all material respects, in accordance with standards for preparing quarterly and semi-annual financial statements in Korea.

Without affecting our conclusion, we draw attention to the following:

As described in Note 3 to the accompanying non-consolidated financial statements, Company management approved the acquisition of a 51.19% equity interest in Shinsegi Telecomm, Inc.'s common stock on December 20, 1999 and, on December 28, 1999, the Company acquired a 23.53% equity interest through the purchase of Shinsegi Telecomm, Inc.'s common stock held by Kolon International Corporation and other minority interests for ₩1,088,818 million. On April 27, 2000, the Company acquired the remaining 27.66% equity interest from Pohang Iron & Steel Co., Ltd. by issuance of 5,794,924 shares of the Company's common stock. In addition, for the period from January 1, 2001 to September 30, 2001, the Company acquired an additional 19.21% equity interest in Shinsegi Telecomm, Inc. for ₩327,733 million from other minority interest holders. On September 21,

2001, the Company's board of directors resolved to merge Shinsegi Telecomm, Inc. into the Company on January 1, 2002.

As described in Note 21 to the accompanying non-consolidated financial statements, on October 26, 2001, in accordance with the approval of our board of directors, the Company established trust funds with four Korean banks with a total funding of ₩1.3 trillion for the purpose of acquiring its shares at market prices. On November 2, 2001, these funds purchased an aggregate of 2,674,580 of the Company's shares of common stock, or approximately 3.0% of its outstanding shares, from Korea Telecom for ₩669,982 million.

Our review also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, based on our review, nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2(a) to the accompanying non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

As described in Note 20 to the accompanying non-consolidated financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying non-consolidated financial statements related to such uncertainties.

The accompanying non-consolidated financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those applied in other countries and jurisdictions. Accordingly, this report and the accompanying semi-annual non-consolidated financial statements are not intended for use by those who are not informed about the presentation and review standards and their application in practice.

November 2, 2001

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED) AND 2000 (UNAUDITED OR NOT REVIEWED)

1. GENERAL

SK Telecom Co., Ltd. (the "Company") was incorporated in March 1984 under the laws of Korea as a wholly-owned subsidiary of Korea Telecom, the Korean government-owned fixed-line telephone company, and is currently engaged in providing cellular telephone communication services. The Company's common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of September 30, 2001, the Company's largest shareholders are the SK Group (35.56%), Korea Telecom (13.96%) and Pohang Iron & Steel co, Ltd (6.78%) (See Note 21).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows :

a. Basis of Presentation

The accompanying non-consolidated financial statements have been prepared using standards for preparing quarterly and semi-annual financial statements in Korea and reporting practices generally accepted in Korea. Such financial statements are primarily an English translation of the Company's statutory report presented in a format more familiar to readers outside of Korea. Certain supplementary information which may be included in the statutory report, but not required for a fair presentation of the Company's financial position and results of operations, may not be presented in the accompanying non-consolidated financial statements. In all other respects these non-consolidated financial statements follow the standards and reporting practices generally accepted in Korea and are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in other countries and jurisdictions. Accordingly, the accompanying non-consolidated financial statements are not designed for use by those who are not informed about the standards and reporting practices.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U.S. dollar amounts in the accompanying non-consolidated financial statements are included solely for the convenience of readers outside of Korea and have been made at the rate of ₩1,302 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the nine months ended September 30, 2001. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b. Marketable Securities

Marketable securities, which consist of debt securities and debt unit trusts, are stated at market value. Valuation gains or losses are reported in current operations.

c. Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained based on the estimated collectibility of individual accounts and historical bad debt experience.

d. Inventories

Inventories are stated at the lower of cost, determined using the moving average method, or net realizable value. Inventories consist of supplies for wireless telecommunication facilities.

e. Investment Securities

(1) Investments with 20% or more ownership interest

Investments in equity securities of affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's portion of shareholders' equity of the investee.

(2) Other Investments

Investments in equity securities with readily determinable fair value and investments in available-for-sale debt securities are reported at fair value with unrealized gains or losses reported as a capital adjustment in shareholders' equity until realized. Declines in the fair value which are anticipated to be not recoverable are recorded as impairment losses in current operations after eliminating any previously recorded capital adjustment for temporary changes. Subsequent recoveries or other future changes in fair value are recorded as a capital adjustment in shareholders' equity.

Investments in equity securities without readily determinable fair value are reported at cost, except for declines in the Company's proportionate equity of the underlying book value of the investees which are anticipated to be not recoverable, which are recorded as impairment losses in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Investments in government, public and corporate bonds are recorded at acquisition cost plus (or minus) the amortization of any difference between acquisition cost and par value of the bonds using the effective interest rate method. .

f. Property and Equipment

Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. Expenditures which result in an enhancement of the value or extension of the useful life of the facilities involved are capitalized.

In addition, interest expense and other financial charges for borrowings related to the manufacture, purchase or construction of property and equipment are capitalized. Interest of ₩31,897 million and ₩28,588 million (not reviewed), for the nine months ended September 30, 2001 and 2000, respectively, was capitalized and included in property additions.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (3~30 years) of the related assets.

g. Intangible Assets

Intangible assets are stated at cost, less amortization computed using the straight-line method over 5 to 20 years.

h. Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

i. Accrued Severance Indemnities

In accordance with the Company's policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ₩6,092 million and ₩7,027 million (not reviewed) as of September 30, 2001 and 2000, respectively, are deducted from accrued severance indemnities.

The Company has deposits with insurance companies to fund the portion of the employees' severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. During 2000, the Company changed the beneficiary of such deposit from the Company itself to its employees. As a result, such funding of severance indemnities in outside insurance companies, of which the beneficiary is its employees, totaling ₩53,882 million as of September 30, 2001 are deducted from accrued severance indemnities, while the deposit of severance indemnities as of September 30, 2000, of which beneficiary was the Company itself, totaling ₩47,395 million, was presented as deposits for group severance indemnities in the non-current asset section of the balance sheets.

Severance indemnity payments amounted to ₩9,969 million and ₩8,364 million (not reviewed) for the nine months ended September 30, 2001 and 2000, respectively.

j. Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and long-term payables - other, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

k. Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred research and development costs of ₩62,998 million and ₩51,567 million (not reviewed) for the nine months ended September 30, 2001 and 2000, respectively.

l. Accounting for Foreign Currency Transactions

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated in the accompanying non-consolidated financial statements at the Base Rates announced by the Korean government on the balance sheet dates, which, for U.S. dollars, were ₩1,309.10=US$1 and ₩1,115.00=US$1 at September 30, 2001 and 2000, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

m. Income Taxes

Deferred income tax assets and liabilities are recognized for (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards and tax credits. The measurement of current and deferred tax assets and liabilities is based on the provisions of currently enacted Korean Tax Law. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

n. Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for the employee stock option compensation plan, which it established to reward the performance of its management who have contributed, or have the ability to contribute, significantly to the Company (see Note 14). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean financial accounting standards, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the life of the option, dividends on the stock, or the risk-free interest rate.

o. Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

3. ACQUISITION OF SHINSEGI TELECOMM, INC.

In order to maximize shareholder value through voluntary restructuring of the domestic wireless telecom industry, Company management approved the acquisition of a 51.2% equity interest in Shinsegi Telecomm Inc.'s common stock on December 20, 1999 and, on December 28, 1999, the Company acquired a 23.5% equity interest through the purchase of Shinsegi Telecomm, Inc.'s common stock held by Kolon International Corporation and other minority interests for ₩1,088,819 million. The Company acquired the remaining 27.7% equity interest on April 27, 2000 from Pohang Iron & Steel Co., Ltd. ("POSCO") by the issuance of 5,794,924 shares of the Company's common stock with a market value of ₩1,657,348 million on the issuance date.

In addition, for the period from January 1, 2001 to September 30, 2001, the Company acquired an additional 19.21% equity interest in Shinsegi Telecomm, Inc. for ₩327,733 million.

On September 21, 2001, the Company's board of directors resolved to merge Shinsegi Telecomm, Inc. into the Company at January 1, 2002. The exchange ratio of common stock between the Company and Shinsegi Telecomm, Inc. was announced by the Company to be 0.05696 to 1. At such exchange ratio, the Company will distribute treasury stock to minority shareholders of Shinsegi Telecomm, Inc. and the Company will retire all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger.

On October 20, 2001, 477 shareholders, holding in the aggregate approximately 1.8% of Shinsegi Telecomm, Inc.'s outstanding shares of common stock, applied to the Seoul District Court to issue a preliminary injunction against certain merger activities. The shareholders claim, among other things, that the consideration that they would receive upon the completion of the merger is inadequate. The court held the first hearing for this case on November 2, 2001, but has not rendered a decision. If the court grants the injunction, the completion of the merger could be delayed and / or the cost of completing the merger could be higher than anticipated.

4. INVESTMENT SECURITIES

Investment securities as of September 30, 2001 and 2000 are as follows (in millions of Korean won) :

	Ownership percentage (%) September 30, 2001	Acquisition cost	Fair value or net asset value	Carrying amount 2001	Carrying amount 2000
(Investments in affiliates)					(not reviewed)
Shinsegi Telecomm, Inc.	70.4	₩3,074,988	₩107,524	₩2,772,000	₩2,618,343
SK IMT	56.6	905,221	917,278	917,278	-
SK Teletech Co., Ltd.	61.7	25,556	41,557	41,557	41,294
SK Capital Co., Ltd.	100.0	50,000	56,957	56,957	57,231
SKTI Inc.	100.0	7,747	6,023	6,023	8,056
SKTI LLC	99.7	9,469	9,275	9,275	9,469
NetsGo Co., Ltd.	95.8	82,221	63,892	63,689	82,796
SK Telink Co., Ltd.	90.8	5,296	21,666	21,666	8,978
SK C&C Co., Ltd.	30.0	19,071	19,897	26,492	24,320
SK Wyverns Baseball Club	99.9	1,000	517	517	1,000
STIC IT Venture Capital	44.4	8,000	8,510	8,510	8,000
Bill-Plus	60.0	300	317	317	-
VCASH	25.0	3,750	3,210	3,210	3,750
Black Soft Co., Ltd.	45.0	500	-	-	-
DSS Mobile Communications Ltd.	29.5	2,494	-	-	-
Iridium Korea Co., Ltd.	100.0	4,000	6,079	5,271	5,271
Daegu Electronics Co., Ltd.	34.0	680	747	680	680
SLD Telecom	53.8	1,534	1,534	1,534	306
Skytel	25.3	1,484	1,562	1,484	1,484
Other investments in affiliates		16,352		16,352	807
(Investments in listed companies)					
Digital Chosunilbo Co., Ltd.	10.1	5,781	3,902	3,902	9,423
Hanaro Telecom Inc.	5.7	151,374	33,410	33,410	83,102
(Investments in non-listed companies)					
SK Group Japan Co., Ltd.	16.5	11,131	11,931	11,131	11,131
Intec telecom	9.9	5,981	5,981	5,981	-
Iridium LLC	3.7	64,985	-	-	-
Powercomm Co., Ltd.	5.0	240,243	38,239	240,243	99,000
Other				28,148	22,510
(Other)					
Investments in public bonds		2,061		2,061	2,763
Convertible bonds		9,514		9,514	-
Other		11,658		11,658	3,999
				₩4,298,860	₩3,103,713

The net unrealized loss on investments in common stock of Digital Chosunilbo Co., Ltd. and Hanaro Telecom, Inc. as of September 30, 2001 and 2000, totaling ₩119,843 million and ₩75,143 million (unreviewed), respectively, were recorded as a capital adjustment.

Iridium LLC, a U.S.A. company which provides satellite telecommunication services, began operations in November 1998 and accumulated a substantial deficit during its development stage. In August 1999, Iridium LLC filed for bankruptcy protection after failing to develop a market for its hand-held satellite phones and from March 18, 1999, its operations were discontinued. Due to the impairment of the Company's investment in Iridium LLC, an impairment loss of ₩70,701 million was recorded for the year ended December 31, 1999.

In 1999, Black Soft Co., Ltd.'s operations were discontinued. Due to the impairment of the Company's investment in Black Soft Co., Ltd., an impairment loss of ₩500 million was recorded for the year ended December 31, 1999.

DSS Mobile Communication, an Indian company, has a deficiency in assets as of March 31, 1998.

The net asset value of the Company's investments in the common stock of Powercomm Co., Ltd. was ₩38,239 million as of December 31, 2000, which was ₩202,004 million less than the carrying amount. However, no valuation allowance was provided for these investments as Company management expects the carrying amount of its investment to be recoverable in the near future and that any decline in value is temporary (see Note 2 (e)).

On March 30, 2001, the Company transferred its paging business to Intec Telecom in exchange for 9.9% of Intec Telecom's newly issued common stocks and bonds with a principal amount of ₩9.5 billion that can be converted into an additional 7.8% interest in Intec Telecom.

As allowed under Korean financial accounting standards, investments in equity securities of Iridium Korea Co., Ltd., Daegu Electronics Co., Ltd., SLD Telecom, Skytel and others are not carried using the equity method of accounting, as their total assets were less than ₩7 billion.

Details of the changes in investments in affiliates accounted for using the equity method for the nine months ended September 30, 2001 and 2000 are as follows (in millions of Korean won) :

	For the nine months ended September 30, 2001						
	Beginning balance	Acquisition	Equity in earnings (losses)	Equity in capital adjustments	Dividends received	Decrease	Ending balance
Shinsegi Telecomm, Inc.	2,570,285	327,733	(126,018)	-	-	-	2,772,000
SK IMT	-	905.221	12,057			-	917,278
SK Teletech Co., Ltd. (Note 2)	38,941	-	2,616	-	-	-	41,557
SK Capital Co., Ltd. (Note 2)	57,405	-	(448)	-	-	-	56,957
SKTI Inc. (Note 1)	6,023	-	-	-	-	-	6,023
SKT LLC (Note 1)	9,331	-	(56)	-	-	-	9,275
NetsGo Co., Ltd. (Note 2)	78,004	-	(12,623)	(1,113)	-	(579)	63,689
SK Telink Co., Ltd. (Note 2)	17,145	-	4,573	(52)	-	-	21,666
SK C&C Co., Ltd.	39,804	-	1,067	(13,779)	(600)	-	26,492
SK Wyverns Baseball Club (Note 1)	517	-	-	-	-	-	517
STIC IT Venture Capital (Note 2)	8,481	-	18	11	-	-	8,510
VCASH	3,640	-	(468)	38	-	-	3,210
Bill-Plus (Note 2)	4,513	-	4	-	-	(4,200)	317
	2,834,089	1,232,954	(119,278)	(14,895)	(600)	(4,779)	3,927,491

(Note 1) Investments in equity securities are carried using the equity method of accounting, based on the financial information as of December 31, 2000 as the information as of September 30, 2001 or June 30, 2001 was not available.

(Note 2) Investments in equity securities are carried using the equity method of accounting, based on the financial information as of June 30, 2000 as the information as of September 30, 2001 was not available.

	For the nine months ended September 30, 2000 (not reviewed)						
	Beginning balance	Acquisition	Equity in earnings (losses)	Equity in capital adjustments	Dividends received	Decrease	Ending balance
Shinsegi Telecomm, Inc.	1,088,819	1,658,435	(128,911)	-	-	-	2,618,343
SK Teletech Co., Ltd.	39,996	-	7,290	-	-	(5,992)	41,294
SK Capital Co., Ltd. (Note 1)	57,231	-	-	-	-	-	57,231
SKTI Inc. (Note 1)	8,056	-	-	-	-	-	8,056
SKTI LLC (Note 1)	9,469	-	-	-	-	-	9,469
Netsgo Co., Ltd. (Note 1)	-	82,796	-	-	-	-	82,796
SK Telink Co., Ltd. (Note 1)	7,682	1,296	-	-	-		8,978
SK C&C Co., Ltd.	22,414	-	2,546	(40)	(600)	-	24,320
SK Wyverns Baseball Club (Note 1)	-	1,000	-	-	-	-	1,000
STIC IT Venture Capital (Note 1)	8,000	-	-	-	-	-	8,000
VCASH (Note 1)	-	3,750	-	-	-	-	3,750
	1,241,667	1,747,277	(119,075)	(40)	(600)	(5,992)	2,863,237

(Note 1) Investments in equity securities are carried using the equity method of accounting, based on the financial information as of December 31, 1999 as the information as of September 30, 2000 or June 30, 2000 was not available.

5. LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of September 30, 2001 and 2000 are as follows (in millions of Korean won) :

	2001	2000 (not reviewed)
Loans to employees' stock ownership association	₩69,046	₩100,896
Loans to employees for housing and other	1,963	2,326
	₩71,009	₩103,222

6. PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2001 and 2000 are as follows (in millions of Korean won) :

	Useful lives (years)	2001	2000 (not reviewed)
Land	-	₩406,088	₩276,109
Buildings and structures	30,15	864,367	885,188
Machinery	3-6	4,942,295	4,093,774
Vehicles	3-4	14,718	17,345
Other	3-4	397,389	434,177
Construction in progress		221,090	610,338
		6,845,947	6,316,931
Less accumulated depreciation		(3,592,486)	(3,208,585)
Property and equipment, net		₩3,253,461	₩3,108,346

The government-declared standard value of land owned as of September 30, 2001 and 2000 is ₩327,455 million and ₩193,045 million, respectively.

7. BONDS PAYABLE

Bonds payable as of September 30, 2001 and 2000 are as follows (in millions of Korean won and thousands of U.S. dollars) :

	Maturity year	Annual interest rate (%)	2001	2000 (not reviewed)
Domestic general bonds	2000	11.0 - 12.9	₩-	₩150,000
"	2001	8.0 - 16.0	250,000	550,000
"	2002	8.0	150,000	150,000
"	2003	8.0	650,000	400,000
"	2004	5.0 – 7.75	400,000	-
"	2006	6.0	200,000	-
Yankee bonds (US$200,078)	2004	7.75	261,922	223,087
Total			1,911,922	1,473,087
Less : Discounts on bonds			(22,479)	(17,998)
Net			1,889,443	1,455,089
Less portion due within one year			(398,795)	(446,140)
Long-term portion			₩1,490,648	₩1,008,949

8. LONG-TERM BORROWINGS

Long-term borrowings denominated in Korean won as of September 30, 2001 and 2000 are as follows (in millions of Korean won) :

Lender	Final maturity year	Annual interest rate (%)	2001	2000
				(not reviewed)
Korea Development Bank	2001	Floating rates	₩875	₩4,375
"	2004	"	34,375	46,875
Total			35,250	51,250
Less portion due within one year			(13,375)	(16,000)
Long-term portion			₩21,875	₩35,250

At September 30, 2001, the floating rates for Korea Development Bank borrowings are 8.95%

Long-term borrowings denominated in foreign currency as of September 30, 2001 and 2000 are as follows (in millions of Korean won and thousands of U.S. dollars) :

Lender	Final maturity year	Annual interest rate (%)	2001	2000
				(not reviewed)
Korea Development Bank	2000	3M Libor + 3.2	US$-	US$395
"	2001	3M Libor + 3.2	476	2,380
"	2001	3M Libor + 2.0	2,383	11,915
"	2004	3M Libor + 3.45	24,629	33,585
Korea First Bank	2001	3M Libor + 0.6	-	1,835
"	2001	3M Libor + 2.1	-	1,625
Total in foreign currency			US$27,488	US$51,735
Equivalent in Korean won			₩35,985	₩57,684
Less portion due within one year			(15,467)	(27,035)
Long-term portion			₩20,518	₩30,649

At September 30, 2001, the London inter-bank offered rate (3M Libor) was 2.59%.

The future maturities of long-term borrowings at September 30, 2001 are as follows (in millions of Korean won) :

Twelve months ending September 30,	Long-term borrowings in Korean won	Long-term borrowings in foreign currency	Total
2002	₩13,375	₩15,467	₩28,842
2003	12,500	11,725	24,225
2004	9,375	8,793	18,168
	₩47,250	₩35,985	₩71,235

9. FACILITY DEPOSITS

The Company receives facility guarantee deposits from customers of cellular and paging services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Facility guarantee deposits by service type held as of September 30, 2001 and 2000 are as follows (in millions of Korean won except deposit per subscriber amounts) :

Service type	Deposit per subscriber	2001	2000
			(not reviewed)
Cellular	₩200,000	₩50,380	₩56,306
Paging	22,000	-	872
Local phone	100,000	-	-
Total		₩50,380	₩57,178

The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance Company ("SGIC") in lieu of the facility deposit. Existing subscribers who elect this option are refunded their facility deposits. As a result of these, the balance of facility guarantee deposits has been decreasing. As it transferred its paging business to Intec Telecom, the Company has no deposits for paging as of September 30, 2001.

10. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 7 and 8) as of September 30, 2001 and 2000 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousand of Japanese yen, thousands of Great Britain pounds, thousands of Chinese yuan, thousand of Singapore dollars and thousands of Indian rupee) :

	2001		2000	
			(not reviewed)	
	Foreign currencies	Korean won equivalent	Foreign currencies	Korean won equivalent
Cash, cash equivalents and short-term financial instruments	US$ 37,172	₩48,661	US$ 66,495	₩74,141
Accounts receivable - other	US$ 1,813	2,374	US$ 5,473	6,103
	-	-	IDR 3,333	81
Long-term loans	-	-	US$ 14,141	15,767
			IDR 35,216	859
Guarantee deposits	US$ 35	46	-	-
		₩51,081		₩96,951
Accounts payable	US$ 764	₩1,001	US$ 268	₩298
	CNY 10	2	CAD 1	1
	DKK 3	1	CNY 1	-
	GBP 16	31	DEM 1	-
	HKD 257	43	GBP 1	1
	JPY 11,413	125	JPY 517	5
	SGD 22	16	SGD 168	108
	THB 22	1	-	-
		₩1,220		₩413

11. CAPITAL STOCK

The Company's outstanding capital stock consists entirely of common stock with a par value of ₩500 . The number of authorized, issued and outstanding common shares as of September 30, 2001 and 2000 are as follows :

	2001	2000 (not reviewed)
Authorized shares	220,000,000	220,000,000
Issued shares	89,152,670	89,152,670
Outstanding shares, net of treasury stock	85,512,934	89,079,034

The number of authorized shares of preferred stock as of September 30, 2001 is 5,500,000 shares, none of which is outstanding as of September 30, 2001.

Significant changes in common stock and additional paid-in capital during the nine months ended September 30, 2001 and 2000 are as follows (in millions of Korean won except for share data) :

	Number of shares Issued (note 1)	Common stock	Additional Paid-in capital
At January 1, 2000	83,357,750	₩41,679	₩2,081,807
Issuance of common stock (note 2)	5,794,920	2,897	1,654,450
Stock issuance costs	-	-	(3)
At September 30, 2000 (not reviewed)	89,152,670	₩44,576	₩3,736,254
At January 1, 2001	89,152,670	₩44,576	₩3,736,254
Stock issuance costs	-	-	(1)
At September 30, 2001	89,152,670	₩44,576	₩3,736,253

(note 1) Number of shares has been adjusted to give retroactive effect to the 1:10 stock split declared on March 17, 2000.

(note 2) On April 27, 2000, the Company issued 5,794,920 shares of common stock related to the acquisition of a 27.7% equity interest in Shinsegi Telecomm, Inc.'s common stock from Pohang Iron & Steel Co., Ltd. ("POSCO").

12. RETAINED EARNINGS

The details of appropriated retained earnings as of September 30, 2001 and 2000 are as follows (in millions of Korean won) :

	2001	2000
		(not reviewed)
Legal reserve	₩11,400	₩6,500
Reserve for improvement of financial structure	33,000	33,000
Reserve for business rationalization	126,493	110,493
Reserve for loss on foreign investment	48,818	57,892
Reserve for technology development	301,300	129,300
Reserve for business expansion	1,776,738	1,053,739
Total	₩2,297,749	₩1,390,924

a. Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b. Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders' equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c. Reserve for Business Rationalization

In accordance with the Tax Exemption and Reduction Control Law, the amount of tax benefit associated with certain tax exemptions and tax credits must be appropriated as a reserve for business rationalization. The reserve for business rationalization may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

d. Reserves for Loss on Foreign Investment and Technology Development

Reserves for loss on foreign investment and technology development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

e. Reserve for Business Expansion

The reserve for business expansion is voluntary and was approved by the board of directors and shareholders.

13. TREASURY STOCK

Upon issuance of stock dividends and new common stock, the Company acquired fractional shares totaling 73,636 shares through 2000. In addition, the Company acquired 3,566,100 shares of treasury stock in the market for ₩789,667 million during the nine months ended September 30, 2001 in order to stabilize the market price of its stock. The acquired shares are recorded as a capital adjustment item within stockholders' equity.

14. STOCK OPTIONS

On March 17, 2000, in accordance with the approval of its stockholders, the Company granted stock options to its management, representing 17,800 shares, at an exercise price of ₩424,000 per share. In addition, on March 16, 2001, the Company granted stock options to its management, representing 43,820 shares, at an exercise price of ₩211,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options during the nine months ended September 30, 2001 and 2000.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean financial accounting standards. The following assumptions are used to estimate the fair value of options granted in 2000 and 2001; risk-free interest rate of 9.1% for 2000 and 5.9% for 2001; expected life of three years for 2000 and 2001; expected dividend of ₩500 for 2000 and 2001. Under these accounting policies, compensation cost is measured at ₩1,533 million for 2000 and ₩237 million for 2001 and is recognized over the service period (three years). Such compensation cost of ₩429 million for the nine months ended September 30, 2001 was charged to current operations and recorded as a capital adjustment.

The pro forma net income and net income per common share for the nine months ended September 30, 2001 is ₩921,741 million and ₩10,543, respectively, if the Company had not excluded the volatility factor (expected volatility of 66.8% for 2000 and 67.5% for 2001) in estimating the value of its stock options.

15. INCOME TAXES

The following is a reconciliation between financial accounting income and taxable income, together with a computation of income taxes, for the nine months ended September 30, 2001 and 2000. (in millions of Korean won) :

	2001	2000 (not reviewed)
Income before income taxes	₩1,431,228	₩968,262
Additions (deductions) :		
Allowance for doubtful accounts	17,556	817
Loss on impairment of investment securities	3,326	(129,781)
Accrued interest income	4,378	(896)
Foreign exchange loss	(9,049)	(10,805)
Depreciation	(9,102)	(45,314)
Equity in losses of affiliates	119,278	59,344
Tax-free reserves	(286,120)	(82,633)
Other	71,637	(30,082)
Net taxable income	₩1,343,132	₩728,912
Corporate income taxes at statutory Korean corporate income tax rate of 28%	₩376,065	₩204,091
Tax credit for investments	(36,657)	(12,422)
Tax credit for technology and human resource development	-	(211)
Corporate income taxes payable	339,408	191,458
Resident surtax payable	33,941	19,146
Special surtax for agriculture and fishery industries	7,331	2,484
Total income taxes payable	₩380,680	₩213,088

The difference between income taxes computed using the statutory Korea corporate income tax rate and the recorded income taxes for the nine months ended September 30, 2001 and 2000 is attributable to the following (in millions of Korean won) :

	2001	2000 (not reviewed)
Income taxes at statutory income tax rate of 28%	₩400,744	₩271,113
Resident surtax payable	40,074	27,111
Tax credit for investments, technology and human resource development	(40,323)	(13,896)
Special surtax for agriculture and fishery industries	7,331	2,484
Permanent differences and other	7,124	(2,022)
Change in valuation allowance	93,320	-
Recorded income tax expense (35,51% and 29.41% in 2001 and 2000, respectively)	₩508,270	₩284,790

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at September 30, 2001 and 2000 are as follows (in millions of Korean won) :

	2001	2000
		(not reviewed)
Depreciation	₩15,416	₩19,355
Allowance for doubtful accounts	35,600	30,433
Loss on impairment of investment securities	22.954	21,934
Foreign translation loss	6,947	12,450
Accrued interest income	(1,161)	(276)
Equity in losses of affiliates	83,356	13,103
Reserves for technology development	(73,843)	(50,262)
Reserves for loss on foreign investments	(387)	(2,946)
Reserves for loss on disposal of treasury stock	(72,963)	-
Others	6,798	(6,455)
Total deferred tax assets	22,717	37,336
Valuation allowance for equity in losses of affiliates	(93,320)	-
Total deferred tax assets (liabilities)	(₩70,603)	₩37,336

In the nine months ended September 30, 2001, the valuation allowance for deferred tax assets increased by ₩93,320 million. The increase was due to a change in the conclusion regarding the need for a valuation allowance related to the Company's investment in Shinsegi Telecomm, Inc. On September 21, 2001, the Company's board of directors resolved to merge Shinsegi Telecomm, Inc. into the Company at January 1, 2002 and retire all shares of Shinsegi Telecomm, Inc. owned by the Company upon the merger. As a result, the deferred tax assets from temporary differences related to the Company's investment in Shisegi Telecomm, Inc. are not expected to be realized, and a valuation allowance of ₩93,320 million has been provided.

16. NET INCOME PER SHARE

Net income per share for the nine months ended September 30, 2001 and 2000 is computed as follows :

	2001	2000
		(not reviewed)
Net income (in millions of Korean won)	₩922,958	₩683,472
Weighted average number of common shares outstanding (note 1)	87,429,988	86,604,559
Net income per share	₩10,557	₩7,892

(note 1) Numbers of shares have been adjusted to give retroactive effect to the 1:10 stock split declared on March 17, 2000.

Diluted income per share for the nine months ended September 30, 2001 and 2000 is computed as follows:

	2001	2000
		(not reviewed)
Net income (in millions of Korean won)	922,958	683,472
Adjusted weighted average number of common shares outstanding (note 2)	87,429,988	86,604,559
	10,557	7,892

(note 2) In the nine months ended September 30, 2001 and 2000, the assumed exercise of stock options was not reflected in diluted earnings per share because the exercise price as of September 30, 2001 and 2000 exceeded the average market price of common stock for the periods.

The weighted average number of common shares outstanding for the nine months ended September 30, 2001 and 2000 is calculated as follows :

	Issue Date	Number of shares (note 1)	Weighted number of days	Weighted Number of shares
For the nine months ended September 30, 2001 :				
At January 1, 2001	-	89,152,670	273/ 273	89,152,670
Treasury stock	-	(73,636)	273/ 273	(73,636)
Treasury stock	(note 2)	(3,566,100)		(1,649,046)
Total		85,512,934		87,429,988
For the nine months ended September 30, 2000 (not reviewed) :				
At January 1, 2000	-	83,357,750	274 / 274	83,357,750
Treasury stock	-	(73,640)	274 / 274	(73,640)
Treasury stock	Apr. 27	4	157 / 274	2
Issuance of common stock	Apr. 27	5,794,920	157 / 274	3,320,447
Total		89,079,034		86,604,559

(note 1) Numbers of shares have been adjusted to give retroactive effect of the 1:10 stock split declared on March 17, 2000.

(note 2) The treasury stock was acquired on several different dates in the nine months ended September 30, 2001 and the weighted number of shares was calculated according to the each acquisition date.

17. COMMITMENTS AND CONTINGENCIES

a. At September 30, 2001, the Company's property and equipment (land, buildings and machinery), amounting to ₩71,225 million in carrying value, are pledged as collateral for borrowings from Korea Development Bank. In addition, the Company has provided one blank note to Korea Merchant Banking Corp., as collateral for its guarantees on the Company's borrowings.

b. At September 30, 2001, the Company has outstanding guarantee deposits for its checking accounts totaling 23 million.

c. At September 30, 2001, the Company has guaranteed ₩1,865 million (equivalent of US$1,425 thousand) which DSS Mobile Communications Ltd., a related company, borrowed from Sumitomo Bank.

d. On June 9, 2000, the Chase Manhattan Bank filed a lawsuit against the Company and certain other defendants in the U.S. District Court in Delaware. In the lawsuit, Chase alleges that the Company and other members of Iridium LLC are severally obligated to pay Chase certain amounts allegedly due under the Iridium operating agreement as a reserve capital call. The claim arises out of a US$800 million syndicated loan to a subsidiary of Iridium by Chase and other banks and financial institutions. The Company's obligation under the reserve capital call is alleged to be approximately US$10 million. In the lawsuit, Chase also alleges fraud and negligent misrepresentation and seeks to hold the Company jointly and severally liable for the full US$800 million amount of the loan. The Company is vigorously defending the lawsuit and believes that any liability the Company may be subject to thereunder will not be material. The Company has not set aside any reserve or made any other provision in respect of Chase's claims.

18. INSURANCE

At September 30, 2001, certain of the Company's assets are insured with local insurance companies as follows (in millions of Korean won) :

Asset	Risk	Carrying value	Coverage
Property and equipment	Fire and comprehensive liability	₩3,286,243	₩3,668,719

19. TRANSACTIONS WITH AFFILIATED AND RELATED COMPANIES

In the normal course of business, the Company uses certain telecommunication facilities owned by Korea Telecom (a shareholder) and engages in other transactions with affiliates. Our total payments to Korea Telecom related to use of certain telecommunication facilities owned by Korea Telecom amounted to ₩92,151 million and ₩118,261 million (not reviewed) for the nine months ended September 30, 2001 and 2000, respectively. Significant related party transactions and balances as of and for the nine months ended September 30, 2001 and 2000 were as follows (in millions of Korean won) :

Description	2001	2000
		(not reviewed)
Transactions		
SK C&C :		
Purchases of property and equipment	₩64,661	₩57,317
Commissions paid (note 2)	140,957	113,262
Commission and other income	4,830	3,631
Disposals of property and equipment	614	8,852
SK Engineering & Construction Co., Ltd. :		
Construction (note 3)	69,358	39,055
Commissions paid and other expenses	448	8,590
Commissions income and other	359	517
Disposals of property and equipment	1	-
SK Global :		
Purchases of property and equipment	75,301	40,430
Commissions paid and other expenses	19,196	51,710
Commissions income and other income	350	648
Disposals of property and equipment	4,731	-
SK Corporation :		
Commissions paid and other expenses	27,943	8,098
Commissions income and other income	1,515	1,214
Disposal of land and building	14	-
Shinsegi Telecomm, Inc. :		
Network interconnection income	71,477	50,007
Network interconnection expenses	84,487	59,486
Purchases of property and equipment	25	-
Commissions paid and other expenses	6,967	891
Commissions income and other income	9,635	2,448
SK Telink Co., Ltd. :		
Network interconnection income	5,255	5,839
Commissions paid and other expenses	1,060	1,308
Commissions income and other income	1,463	1,220

Description	2001	2000
Balances		(not reviewed)
SK C&C :		
Accounts receivable –other	₩91	₩387
Accounts payable	47,904	36,161
Guarantee deposits received	495	392
SK Engineering & Construction Co., Ltd. :		
Accounts receivable – other	39	68
Accounts payable	682	13,342
Guarantee deposits received	90	50
SK Global :		
Accounts receivable – other	823	50
Long-term loans	-	45
Guarantee deposits	113	128
Accounts payable	6,015	19,456
Guarantee deposits received	453	4,315
SK Corporation :		
Accounts receivable – other	49	94
Guarantee deposits (note 1)	80,113	-
Accounts payable	3,301	15
Guarantee deposits received	6,290	-
Shinsegi Telecomm, Inc. :		
Accounts receivable - trade	11,082	-
Accounts receivable - others	1,144	317
Accounts payable	5,415	107
Guarantee deposits received	20	-
SK Telink Co., Ltd. :		
Account receivable	75	368
Accounts payable	-	1
Guarantee deposits received	1,497	154
SK Wyverns Baseball Club :		
Long-term and short-term loans	21,170	25,000
SK Life Insurance Co., Ltd. :		
Deposits for severance indemnities	27,833	23,325

(note 1) On December 19, 2000, the Company entered into an agreement with SK Corporation for the sale and leaseback of the Company's head office with the lease period from December 19, 2000 to March 31, 2004. Rent expense for the period from December 19, 2000 to December 31, 2000 under the lease agreement approximated ₩417 million. Under the lease agreement, in January 2001 the Company deposited refundable leasehold key money of ₩80,113 million and, as a result there will be no rent payment for the remaining lease period. The net book value of the land and building totaling ₩170,482 million has been removed from the accounts.

(note 2) The Company is party to agreement with SK C&C pursuant to which SK C&C provides it with information technology services. This agreement will expire on December 31, 2009, but may be terminated by the Company without cause on six months notice. The agreement provides that the parties will agree annually on the specific services to be provided and the monthly fees to be paid by the Company. The agreed fees under the long-term contract for 2001 are ₩170.8 billion, subject to adjustment based on services actually received during the year. The Company also enters into agreements with SK C&C from time to time for specific information technology-related projects.

(note 3) The Company is party to several contracts with SK Engineering and Construction related to the construction of its new corporate headquarters at Ulchiro 2-ga, Choonro-gu, Seoul. The Company expects that construction of its new headquarters will be completed by the end of 2003. The total contract price for the demolition of existing buildings on the site and construction of the new building is ₩154 billion.

20. UNCERTAINTIES IN BUSINESS ENVIRONMENT

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy is currently experiencing additional difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure on Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidations and significant uncertainty exists with regard to the availability of short-term financing during the coming period. The Company may be either directly or indirectly affected by the situation described above.

The accompanying non-consolidated financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

21. SUBSEQUENT EVENT

On October 26, 2001, in accordance with the approval of our board of directors, the Company established trust funds with four Korean banks with a total funding of ₩1.3 trillion for the purpose of acquiring its shares at market prices. Each of the trust funds will have an initial term of three years but will be terminable at the Company's option six months after the establishment of the trust fund and at the end of each succeeding six-month period thereafter. While held by the trust funds, the Company's shares will not be entitled to voting rights and will not bear dividends. Upon termination of the trusts, the Company is required to resell the shares acquired by the trust funds. On November 2, 2001, these funds purchased an aggregate of 2,674,580 of the Company's shares of common stock, or approximately 3.0% of its outstanding shares, from Korea Telecom for ₩669,882 million.

In accordance with the approval of board of directors dated October 26, 2001, on November 8, 2001, the Company will issue an unguaranteed domestic bond with face amounts of₩300,000 million and annual interest rates of 6%, for ₩297,780 million. The final maturity date of such bond is November 8, 2004.
